Ventas, Inc.

111 South Wacker Drive
Suite 4800
Chicago, IL 60606
T 502.357-9000
F 502.357-9029
August 3, 2010
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn:	Linda van Doorn
Senior Assistant Chief Accountant

Re:	Ventas, Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Period Ended March 31, 2010
Form 8-K Filed April 28, 2010
File No. 1-10989
Dear Ms. van Doorn:
Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 20, 2010 from you to Richard A. Schweinhart, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filings.
For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.
Form 10-K for the Year Ended December 31, 2009
General
1.
On page 55, we note that you have provided the average resident occupancy for your 79 properties managed by Sunrise. We note that your supplemental information attached to your Form 8-K filed April 28, 2010 includes occupancy data for all your properties. Please provide similar occupancy disclosure in your future filings.

Securities and Exchange Commission
August 3, 2010

The Company currently operates through two reportable business segments: senior living operations and triple-net leased properties. The senior living operations segment consists of investments in seniors housing communities located in the United States and Canada for which the Company engages third parties to manage the operations. The triple-net leased properties segment consists of financing, owning and leasing seniors housing and healthcare-related properties in the United States and leasing or subleasing those properties to healthcare operating companies under “triple-net” or “absolute-net” leases, which require the tenants to pay all property-related expenses. The Company also operates a medical office building (MOB) segment that consists of leasing space primarily to physicians and other healthcare-related businesses and, in some cases, engages third parties to manage those operations. The MOB segment has not been individually reported because it has not met the quantitative thresholds of ASC No. 280, “Segment Reporting” for any historical reporting periods.
With respect to the Company’s senior living operations segment, we believe that occupancy data is a relevant metric in understanding the operations of the segment and its related impact on the Company’s financial results as occupancy levels have a direct impact on our net operating income and, therefore, have provided this information in the Company’s periodic filings with the Commission.
We also believe that occupancy data is a relevant metric in understanding the operations of the MOB segment and its related impact on the Company’s financial results; however, as discussed above, the MOB segment has not been individually reported because it historically has not met the quantitative thresholds for disclosure as a separate segment. As the Company’s MOB operations grow, we will provide occupancy information related to that segment in future periodic filings with the Commission. Please see page 37 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on July 30, 2010 (the “2Q 2010 Form 10-Q”).
With respect to the Company’s triple-net leased properties segment, revenues in the form of rental income are received directly from the tenant of the property based on the terms of the lease and are generally fixed amounts, with annual escalators, subject to certain limitations. All property-related expenses are the responsibility of the tenant. Therefore, while occupancy information is relevant to the operations and financial results of the tenant, the Company’s revenues and financial results are not directly impacted by occupancy levels at the properties. To avoid any confusion by investors, the Company’s periodic filings with the Commission include an explanation as to why occupancy information for the triple-net leased properties segment is not relevant to an understanding of the Company’s financial results. Please see page 55 in the Company’s 2009 Form 10-K for this disclosure.
Occupancy data related to the triple-net leased properties segment contained in the Company’s supplemental information is provided solely for purposes of comparison with other healthcare operating companies and to show industry trends relative to the Company’s tenants. Moreover, this occupancy data lags one quarter behind each reporting period due to the timing of receipt of this information from the Company’s tenants. Accordingly, for the foregoing reasons, we do not believe that disclosure of occupancy information for the triple-net leased properties segment in the Company’s periodic filings with the Commission would be relevant or useful to investors.

Securities and Exchange Commission
August 3, 2010

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds From Operations, page 60
2.
Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K with respect to your measures of Normalized Funds From Operations and Normalized Funds Available for Distribution. We suggest, in particular, that the disclosure be revised to clarify that normalized does not mean non-recurring. Your response should also explain to us how a measure entitled “Funds Available for Distribution,” and which appears to be adjusted for certain cash items, can be considered a performance measure rather than a liquidity measure. As applicable, please show us the disclosure you will include in future filings to address this issue.

The Company has met all of the disclosure requirements of Item 10(e) of Regulation S-K with respect to normalized Funds From Operations (“FFO”) and normalized Funds Available for Distribution (“FAD”) as follows: (1) the presentation of normalized FFO and FAD appears in the Company’s filings following a more prominent presentation of the Company’s net income attributable to common stockholders (the most directly comparable GAAP financial measure); (2) page 60 of the 2009 Form 10-K sets forth a quantitative reconciliation of normalized FFO and FAD to net income attributable to common stockholders; and (3) page 60 of the 2009 Form 10-K includes a statement disclosing the reasons why the Company believes normalized FFO and FAD are appropriate performance measures for a real estate company and provide useful information to investors regarding the Company’s results of operations. In accordance with Item 10(e), the calculation of normalized FFO and FAD does not exclude any items identified as being non-recurring, infrequent or unusual, and there are no non-GAAP financial measures presented on the face of the Company’s financial statements.
As suggested, we will revise our disclosure in future filings to clarify that “normalized” does not mean non-recurring. At the current time, we consider normalized FAD a supplemental measure that investors may use to measure and compare operating performance of the Company between periods, and will revise the Company’s future periodic filings with the Commission to address this issue. Please see page 41 of the 2Q 2010 Form 10-Q.
3.
We note your adjustment for “routine capital expenditures” in your reconciliation of “normalized FAD.” Please clarify in future filings what types of expenditures are included in this adjustment and how this adjustment provides useful information to investors. In addition, please tell us how you adjust your non-GAAP measure for depreciation related to current and prior period “routine capital expenditures.”

Routine capital expenditures represent improvements or betterments to real estate properties that extend or increase the useful life of the asset and are required to continue to generate current revenues and to maintain the value of the properties subsequent to acquisition. The adjustment for routine capital expenditures in the reconciliation of normalized FAD provides useful information to investors regarding the amount of capital expenditures made by the Company that are not revenue enhancing in nature. We will clarify this disclosure in the Company’s future periodic filings with the Commission. Please see page 41 of the 2Q 2010 Form 10-Q.
Normalized FAD is not adjusted for depreciation related to current or prior period routine capital expenditures.

Securities and Exchange Commission
August 3, 2010

Notes to Consolidated Financial Statements
Note 2. Accounting Policies, page 82
4.
We note your disclosure that you did not record any impairment charges for the years ended December 31, 2008 and 2009. Please tell us how many properties were tested for impairment during 2008 or 2009, and tell us the results of that testing. In your response, please tell us whether or not you considered the significant economic downturn during 2008 a triggering event for impairment testing. We also note your disclosures on pages 55 and 58 that average occupancy in your “Same-Store Stabilized Communities” decreased 2.8% and 1.6% in 2009 and 2008, respectively; your disclosure on page 64 that pools of properties comprised of 76 of the 79 properties managed by Sunrise Senior Living, Inc. experienced below target performance in 2009; and your disclosure on page 110 that your Senior Living Operations segment generated net losses before income taxes, discontinued operations and noncontrolling interest in both 2009 and 2008. Please address these additional factors as they relate to potential impairment.

We periodically evaluate our long-lived assets, primarily consisting of our investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations, and we adjust the net book value of the properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows including sales proceeds is less than book value. An impairment loss is recognized at the time we make any such determination.
As a result of unfavorable economic conditions, the overall level of operating performance at certain of the Company’s seniors housing communities and other conditions that impacted the Company’s senior living operations segment during 2008 and 2009, we found indicators of impairment to be present in both years. Accordingly, we tested each of the 79 properties within the senior living operations segment during 2008 and 2009 for potential impairment. We evaluated the net book value of each property in relation to its expected future undiscounted cash flows, including sales proceeds, and, based upon the results of that testing, concluded that no impairment losses were required to be recognized. Although occupancy levels and operating performance of the Company’s senior living operations segment experienced slight declines in 2008 and 2009, the portfolio has generally performed well and the financial results and occupancy levels have continued to improve.

Securities and Exchange Commission
August 3, 2010

During 2008 and 2009, the Company’s triple-net leased properties and MOB’s continued to perform well. For the triple-net leased properties which are generally subject to long-term, large-pooled, multi-facility master leases, lease income from the operators was consistent and growing period-over-period, lease payments were received on a timely basis, no material events of default with respect to any of the leases occurred during the periods and all of the Company’s operators continued to have strong credit. The Company’s MOB’s continued to produce strong net operating income period-over-period and occupancy levels were consistent or improving. In light of these circumstances, we did not find any indicators of impairment to be present and, therefore, did not perform any impairment testing for those properties in 2008 or 2009.
Schedule III — Real Estate and Accumulated Depreciation, page 122
5.	Please revise in future filings to disclose encumbrances on real estate. Refer to Rule 12-28 of Regulation S-X.
We will revise Schedule III in the Company’s future periodic filings with the Commission to disclose encumbrances on real estate.
Item 15. Exhibits and Financial Statement Schedules, page 137
6.
Refer to the agreements filed as exhibits 10.2.9, 10.3.1, 10.5.2, 10.12.1 and 10.12.2. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

The Company has filed in their entirety, with the 2Q 2010 Form 10-Q, the material contracts filed as exhibits 10.3.1, 10.5.2 and 10.12.1 to the Form 10-K. The material contracts filed as exhibits 10.2.9 and 10.12.2 to the Form 10-K do not omit any schedules or exhibits and are complete agreements, as previously filed.
Form 8-K Filed April 28, 2010
Item 2.02. Results of Operations and Financial Condition
7.
Explain to us how you have met all of the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K with respect to non-GAAP measures, including “NOI” and “same store cash NOI.” Refer to instruction 2 to Item 2.02 of Form 8-K. Please provide us with your proposed disclosure, as applicable.

Securities and Exchange Commission
August 3, 2010

The Company has met all of the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K with respect to FFO and normalized FFO and FAD as follows: (1) the presentation of FFO and normalized FFO and FAD has no greater prominence than the presentation of the Company’s net income attributable to common stockholders (the most directly comparable GAAP financial measure); (2) page 27 of exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the Commission on April 28, 2010 (the “1Q 2010 Form 8-K”) sets forth a quantitative reconciliation of FFO and normalized FFO and FAD to net income attributable to common stockholders; and (3) page 27 of exhibit 99.2 to the 1Q 2010 Form 8-K includes a statement disclosing the reasons why the Company believes FFO and normalized FFO and FAD are appropriate performance measures for a real estate company and provide useful information to investors regarding the Company’s results of operations. In accordance with Item 10(e), the calculation of FFO and normalized FFO and FAD does not exclude any items identified as being non-recurring, infrequent or unusual, and there are no non-GAAP financial measures presented on the face of the Company’s financial statements.
We will revise the Company’s future periodic filings with the Commission to meet all of the disclosure requirements of Regulation G and Item 10(e)(1)(i), as applicable, with respect to “NOI” and “same store cash NOI,” that are contained in the filing by adding a reconciliation to the applicable GAAP measure. Please see pages 18 and 19 of exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 29, 2010 (the “2Q 2010 Form 8-K”).
8.
Please revise in future fillings to reconcile “Adjusted EBITDA” to the most directly comparable GAAP measure rather than a pro forma measure. In addition, tell us what consideration you gave to providing additional disclosures to avoid confusion with both pro forma financial statements that comply with Article 11 of Regulation S-X and the similarly titled non-GAAP measure “Adjusted EBITDA” in the Form 10-Q for the period ended March 31, 2010, which does not include pro forma adjustments. Please provide us with your proposed disclosure.

We will revise the Company’s future periodic filings with the Commission to reconcile Adjusted EBITDA to net income attributable to common stockholders, rather than a pro forma measure. In addition, we will change the title of the relevant non-GAAP financial measure to “Adjusted Pro Forma EBITDA” to indicate that it includes pro forma adjustments and to avoid confusion. Please see exhibit 99.1 to the 2Q 2010 Form 8-K.
On page 16 of exhibit 99.1 to the 2Q 2010 Form 8-K, we specifically note that the information is calculated on a pro forma basis after giving effect to the Company’s investments and other capital transactions that were completed during the period, assuming such investments and transactions had been consummated as of the beginning of the period. This calculation corresponds directly to the manner in which the debt covenants under the Company’s revolving credit facilities and outstanding senior notes are calculated. Accordingly, we believe this information is useful to investors and will continue to provide such disclosure in the Company’s future periodic filings with the Commission.

Securities and Exchange Commission
August 3, 2010

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your July 20, 2010 letter, please call me at (502) 357-9388.
Very truly yours,
/s/ Richard A. Schweinhart
Richard A. Schweinhart,
Executive Vice President and Chief Financial Officer

cc:
Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas, Inc
T. Richard Riney, Executive Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary of Ventas, Inc.